1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date January 12, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

WAIVER FROM THE STOCK EXCHANGE IN RELATION

TO THE APPOINTMENT OF QUALIFIED ACCOUNTANT

The Company wishes to announce that the Stock Exchange has granted a waiver from strict compliance of Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant to the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Yanzhou Coal Mining Company Limited (the “Company”) wishes to announce that the Stock Exchange has granted a waiver (the “Waiver”) from strict compliance of Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) in relation to the appointment of a qualified accountant to the Company.

Pursuant to Rule 3.24 of the Listing Rules, the Company must employ a qualified accountant on a full-time basis who must be a qualified accountant and a fellow or associate member of Hong Kong Society of Accountants (now known as Hong Kong Institute of Certified Public Accountants (“HKICPA”)) or a similar body of accountants recognized by HKICPA for the purpose of granting exemption from the examination requirement for membership of HKICPA (the “HKICPA Qualification”).

Mr. Wu Yuxiang, a director and the chief financial officer of the Company, is able to meet the other requirements as set out in Rule 3.24 of the Listing Rules except he does not possess the HKICPA Qualification.

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The Company has arranged Mr. Ng Kwok Tung, a certified public accountant in Hong Kong recognized by the HKICPA, to provide assistance to Mr. Wu Yuxiang in the discharge of his duties as a qualified accountant under Rule 3.24 of the Listing Rules.

The Waiver granted by the Stock Exchange to the Company will cease on the earlier of: (a) 20 December 2007, being 3 years from the date of the Waiver; (b) the date the term of appointment of Mr. Ng Kwok Tung ends; or (c) the date Mr. Ng Kwok Tung is no longer able to assist Mr. Wu Yuxiang. The Company will then immediately notify the Stock Exchange and take steps to comply with Rule 3.24 of the Listing Rules.

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Waitang,Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited Wang Xin

Chairman of the Board of Directors

Zoucheng, Shandong Province, PRC, 10 January, 2005

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